UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

FBC Holding, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

30250C107
(CUSIP Number)

November 15, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)

☑         Rule 13d-1(c)

☐         Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Capitoline Ventures II, LLC (EIN # 26-3550908 )

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York

	5	SOLE VOTING POWER:

NUMBER OF		14,847,4261

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		14,847,426

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	14,847,426

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

1 The Reporting Person currently owns 13,648,698 shares of the Issuer’s common stock.  Pursuant to certain loan arrangements between the Reporting Person and the Issuer, the Reporting Person has the right at any time to convert debt owed to it by the Issuer into shares of the Issuer’s common stock, but in no event may the Reporting Person convert debt into equity that would allow it to beneficially own in excess of 9.9% of the Issuer’s outstanding common stock.  As of the date hereof, the Issuer has a total of 25,998 authorized and unissued shares.  Unless and until such time as the Issuer increases its number of authorized shares of common stock, the Reporting Person may only convert additional debt into equity equal to a maximum of 25,998 shares of the Issuer’s common stock.

Item 1.	(a)	Name of Issuer:
FBC Holding, Inc., a Nevada corporation

	(b)	Address of Issuer’s Principal Executive Offices:
66 Piscataqua Road, Dover, NH 03820

Item 2.	(a)	Name of Person Filing:
Capitoline Ventures II, LLC

	(b)	Address of Principal Business Office or, if None, Residence:
244 West 54th Street, 9th Floor, New York, New York 10019

	(c)	Citizenship:
Capitoline Ventures II, LLC is a limited liability company organized under the laws of the State of New York.

	(d)	Title of Class of Securities:
Common stock, $0.001 par value per share

	(e)	CUSIP Number:
30250C107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

	(a)	☐ Broker or dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in Section 3(a) (6) of the Act.

	(c)	☐ Insurance company as defined in Section 3(a) (19) of the Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with § 240.13d-1 (b) (1) (ii) (E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1 (b) (1) (ii) (F).

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1 (b) (1) (ii) (G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c) 14 of the Investment Company Act of 1940.

(j)	☐ Group, in accordance with § 240.13d-1 (b) (1) (ii) (J).

Item 4.	Ownership.

	(a)	Amount Beneficially Owned
14,847,426

	(b)	Percent of Class
9.9%

	(c)	Number of Shares as to which the person has

(i)	Sole power to vote or direct the vote
14,847,426
(ii)	Shared power to vote or to direct the vote
0
(iii)	Sole power to dispose or direct the disposition of
14,847,426
(iv)	Shared power to dispose or direct the disposition of
0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2011	CAPITOLINE VENTURES II, LLC By: /s/ Robert T. Roever
Robert T. Roever, Manager

ATTENTION:  INTENTIONAL  MISSTATEMENTS  OR OMISSIONS OF FACT CONSTITUTE  FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)